EXHIBIT 99.1

Fury Commences Drilling at the Eau Claire Deposit

VANCOUVER, Canada – April 7, 2022 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce that the 2022 exploration drilling program has commenced at its wholly-owned Eau Claire project in the Eeyou Istchee Territory in the James Bay region of Quebec. The goal of the program is to expand the high-grade Eau Claire gold deposit and follow up on the Percival discovery. The drill program will initially consist of approximately 15,000 metres (m), focusing on extending the resource along the southeast margin of the Eau Claire deposit, expanding the recent discovery at the Western Hinge target (Figure 1), and further testing the Percival discovery.

“We are excited to resume drilling in Quebec where we see considerable opportunity to expand our Eau Claire Deposit and the highly prospective Percival target,” said Tim Clark, CEO of Fury. “Our confidence in our targets is much higher this year due to the impressive amount of technical work and results we were able to obtain in the past 18 months.”

Eau Claire – Deposit Trend 2022 Planned Drilling

Expanding High-Grade Gold Deposit

FURY

21EC-041[4]
3.38 g/t Au over 3m
9.36 g/t Au over 3m
21EC-032[4]
12.81 g/t Au over 1m
20EC-005[1]
11.56 g/t Au over 6.04m
21EC-022[1]
23.27 g/t Au over 7.09m
West
East
Extension
21EC-010[3]
8.83 g/t Au over 1.5m
Hinge
20EC-003[2]
8.9 g/t Au over 2.51m
Panel B
21EC-013[1]
8.87 g/t Au over 2.88m
59.3 g/t Au over 0.96m
300 m
21EC-007[3]
15.2 g/t Au over 1m
Legend
Proposed Drill Hole Pierce Point
Previous Drill Hole
Block Model Au g/t
10
5
2.5
1
Inferred Interpolated Au g/t*m
5
2.5
1
0.5

1. Au grade*thickness no less than 2g/t*m with grade is no less than 1g/t, maximum consecutive dilution 2m; True thickness calculation based on dip of 55° and dip azimuth of 191.5°
2. Au grade*thickness no less than 7g/t*m with grade is no less than 3.5g/t, maximum consecutive dilution 2m; True thickness calculation based on dip of 55° and dip azimuth of 191.5°
3. Au grade*thickness no less than 2g/t*m with grade is no less than 1g/t, maximum consecutive dilution 2m; Lengths are drill indicated length, as insufficient drilling has been undertaken to determine true widths at this time
4. Au grade*thickness no less than 2g/t*m with grade is no less than 1g/t, maximum consecutive dilution 2m; Downhole thickness was used due to the unknown zone orientations

Figure 1: Eau Claire Deposit Long Section showing selected 2021 drill highlights as well as the pierce points for proposed 2022 drilling.

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Eau Claire Deposit

The resource expansion drill program will continue to target the high-grade southeast margin of the existing resource, which is currently defined by 204,000 ounces at 11.81g/t gold (using a 2.5g/t gold cut-off grade) in the inferred category. This portion of the drill program is designed to extend the resource towards the southeast by connecting isolated resource blocks and expanding upon drill intercepts from 2021 including 6.04m of 11.56g/t (20EC-005) and 7.09m of 23.27g/t (21EC-022) as depicted in the red rectangle in Figure 2 (see news releases dated March 1 and May 25, 2021, respectively). In addition, the Company plans to drill between historical intercepts further to the east as depicted by the green rectangle in Figure 2 with the goal of bringing this area into an inferred resource category.

Eastern Resource High Grade Subset

Expanding Southeast Resource Block: 204koz Au at 11.81 g/t Au

20EC-005[1]
11.56 g/t Au over 6.04m
21EC-022[1]
23.27 g/t Au over 7.09m
ER16-664[3]
8.56 g/t Au over 0.7m
20EC-003[2]
8.9 g/t Au over 2.51m
20EC-002[1]
4.89 g/t Au over 2.94m
Eau Claire Deposit
Extension
Panel B
300 m
ER04-42[3]
8.1 g/t Au over 0.5m
12.55 g/t Au over 0.9m
9.02 g/t Au over 0.9m
ER04-41[3]
4.28 g/t Au over 2.5m
4.66 g/t Au over 2m
21EC-013[1]
8.87 g/t Au over 2.88m
59.3 g/t Au over 0.96m
20EC-006[3]
2.59 g/t Au over 3m
200 m
21EC-010[3]
8.83 g/t Au over 1.5m
Legend
Proposed Drill Hole Pierce Point
Previously Released Drill Hole
Historical Drill Hole
Drill Intercept / Block Model[4] Au g/t
10
5
2.5
1
0.5
21EC-015[3]
2.06 g/t Au over 1m
4.05 g/t Au over 0.5m
21EC-017[3]
2.40 g/t Au over 3.5m
2.96 g/t Au over 1.5m
1.35 g/t Au over 1.5m
21EC-007[3]
15.2 g/t Au over 1m

1. Au grade*thickness no less than 2g/t*m with grade is no less than 1g/t, maximum consecutive dilution 2m; True thickness calculation based on dip of 55° and dip azimuth of 191.5°
2. Au grade*thickness no less than 7g/t*m with grade is no less than 3.5g/t, maximum consecutive dilution 2m; True thickness calculation based on dip of 55° and dip azimuth of 191.5°
3. Au grade*thickness no less than 2g/t*m with grade is no less than 1g/t, maximum consecutive dilution 2m; Lengths are drill indicated length, as insufficient drilling has been undertaken to determine true widths at this time
4. Block Model: Inferred or higher category with gold grades >= 2.5 g/t, and with mineralized material >= 25% of the block volume

Figure 2: Expansion drill program on the southeast margin of the Eau Claire deposit.

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Hinge Target

The recently discovered Hinge target located on the western flank of the defined Eau Claire resource is characterized by a westerly plunging anticline that defines the overall geometry of the deposit. The anticline is interpreted to extend approximately one kilometre to the west based on geologic mapping and geophysical data that shows a westerly plunging conductivity anomaly imaging sediments hosted in the core of the fold (Figure 3). All four holes the Company completed in 2021 testing the Hinge geometry intercepted multiple zones of gold mineralization. Drill hole 21EC-041, the westernmost drill hole completed to date, intercepted seven zones of gold mineralization over a 110m drill width including 3.0m of 9.36 g/t gold, 3.0m of 3.38 g/t gold and 1.5m of 4.94 g/t gold (see news release dated November 29, 2021). From the limited drilling completed in 2021, Fury’s technical team is highly encouraged by the confirmation of both the presence of multiple stacked zones of mineralization as well as the geometry of the anticline.

Eau Claire – 850 Zone Fold Hinge

Intercepts at the Western Fold Hinge Target

Looking West
A
21EC-041
A'
Fe Dominant Tholeiite
1.4 g/t Au over 6m
3.38 g/t Au over 3m
850W Zone 1.0 g/t Au Grade Shell
1.47 g/t Au over 1.5m
9.36 g/t Au over 3m
4.94 g/t Au over 1.5m
Interbedded Fe-Mg Tholeiite
2.21 g/t Au over 1.5m
1.23 g/t Au over 4m
150 m
Legend
Drill Intercept¹ Au g/t
10
5
2.5
1
0.5
1.4 g/t Au over 6m
3.38 g/t Au over 3m
1.47 g/t Au over 1.5m
A'
21EC-041
12.81 g/t Au over 1m
21EC-040
21EC-039
21EC-038
21EC-036
Plunge of Anticline
A
Limb Target
9.36 g/t Au over 3m
4.94 g/t Au over 1.5m
2.21 g/t Au over 1.5m
1.23 g/t Au over 4m
1.18 g/t Au over 8m
5.31 g/t Au over 1.5m
5.4 g/t Au over 0.5m
3.76 g/t Au over 1.5m
Fold Hinge Target
3.82 g/t Au over 1m
3.93 g/t Au over 1m
2.35 g/t Au over 1m
300 m

Figure 3: Western Hinge Target at Eau Claire.

“The Fury technical team has spent the last 18 months upgrading its knowledge of the Eau Claire deposit with a key understanding of the controls on mineralization based on several exploration concepts that were tested last year. Our plans at Eau Claire are to capitalize on what we learned in 2021 in an effort to meaningfully expand the resource in 2022,” commented Bryan Atkinson, P.Geol., SVP, Exploration of Fury.

Technical Disclosure

The above figures reference highlights only, see the Company’s periodic filings for full details of the work being conducted and its results. In particular the Company’s 2021 Annual Information Form filed at www.sedar.com on March 23, 2022, contains information about the sampling methodology which supports the above disclosure.

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David Rivard, P.Geo, Exploration Manager at Fury, is a “qualified person” within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a Canadian-focused exploration company positioned in two prolific mining regions across the country. Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando

Tel: (778) 729-0600

Email: info@furygoldmines.com

Website: www.furygoldmines.com

Forward-Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed to be “forward-looking information” or “forward-looking statements” within the meaning of applicable securities laws, which relate to the future operations of the Company and other statements that are not historical facts. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”. Specific forward-looking information contained in this release primarily relates to statements that suggest that future work at Eau Claire will potentially increase or upgrade the estimated gold resources.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially. Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct. Exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2021 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s Annual Report including the Base Shelf Prospectus available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which inherently can only as of the date made.

Cautionary Note to United States Investors Concerning Estimates of Mineral Disclosure

The mining and technical disclosure throughout this release is made in accordance with applicable Canadian law and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). The Company’s descriptions of its projects using applicable CIM terminology, which includes defined terms such as inferred, measured or indicated resources, may not be comparable to similar information about resource grades that would be made public by U.S. companies which are subject to the reporting and disclosure requirements under the United States federal securities laws.

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